Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (No. 33-52465) on Form S-8 of The Gillette Company Global Employee Stock Ownership Plan of our report dated March 30, 2005, with respect to the statements of assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 11-K of The Gillette Company Global Employee Stock Ownership Plan.

KPMG LLP

Boston, Massachusetts
March 30, 2005